Exhibit 99.1

News Release

2016-61

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Third Quarter 2016 Results

•	Third quarter revenue of $542.7 million

•	Third quarter net income attributable to Intelsat S.A. of $195.6 million, including $219.6 million pre-tax gain on early extinguishment of debt

•	$8.9 billion contracted backlog provides visibility for future revenue and cash flow

•	Intelsat 33e and Intelsat 36 successfully launched in August 2016; Intelsat 36 in-service late 3Q16

•	Intelsat reaffirms 2016 Guidance

Luxembourg, 27 October 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced financial results for the three months ended September 30, 2016.

Intelsat reported total revenue of $542.7 million for the three months ended September 30, 2016. Net income attributable to Intelsat S.A. was $195.6 million for the three months ended September 30, 2016.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $395.6 million and Adjusted EBITDA1 of $404.9 million, or 75 percent of revenue for the three months ended September 30, 2016.

“Our third quarter financial results, $543 million in revenue and $405 million in Adjusted EBITDA, demonstrate stability in revenues and are on track with our guidance for 2016,” said Stephen Spengler, Chief Executive Officer, Intelsat. “Our objective for this year is to build a solid foundation that will support Intelsat’s strategy to deploy space-based solutions that unlock new and faster growing opportunities. We are delivering on this plan. During the third quarter, we successfully launched two satellites, bringing the total number of satellites launched to four in 2016. Intelsat 36 is now in service and Intelsat 33e is scheduled to enter into service in the first quarter of 2017.”

Mr. Spengler continued, “As we build momentum in our Intelsat EpicNG program, we bring the higher performance and improved economics vitally required by our telecom and mobility customers, improving our network services business over time. Two fully incremental media satellites are now in service: Intelsat 31 and Intelsat 36. They are enhancing strong direct-to-home neighborhoods and lifting the trajectory of our media business. The extension of the CBSP contract through the end of the fiscal year, as well as strong renewal rates across this customer set, create stability for our government business. Backlog as of September 30, 2016 was $8.9 billion, over four times Intelsat’s annual revenue.”

Mr. Spengler concluded, “Moving forward, we will build the commercial pipeline for our new Intelsat EpicNG satellites, implement a new IntelsatOne® Flex service strategy for maritime and enterprise customers, and continue our liability management initiatives.”

Third Quarter 2016 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network Services revenue was $222.3 million (or 41 percent of Intelsat’s total revenue) for the three months ended September 30, 2016, a decrease of 16 percent compared to the three months ended September 30, 2015.

Media

Media revenue was $216.6 million (or 40 percent of Intelsat’s total revenue) for the three months ended September 30, 2016, essentially flat when compared to the three months ended September 30, 2015.

Government

Government revenue was $96.8 million (or 18 percent of Intelsat’s total revenue) for the three months ended September 30, 2016, an increase of 2 percent compared to the three months ended September 30, 2015.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,125 station-kept wide-beam transponders was 77 percent at September 30, 2016, an increase compared to the average fill rate of 76% as of June 30, 2016. Note that Intelsat 31, an in-orbit spare satellite, is not included in the station-kept transponder count. Because we report our high throughput Intelsat EpicNG capacity separately, the station-kept count reported above excludes the 270 units of high throughput capacity related to our first Intelsat EpicNG satellite, Intelsat 29e, which entered into service late in the first quarter of 2016.

Satellite Launches

On August 24, 2016, Intelsat 33e and Intelsat 36 were successfully launched. Intelsat 36 entered into service late in the third quarter of 2016. On September 9, 2016, the company announced that due to a malfunction in the primary thruster used for orbit raising, the in-service date for Intelsat 33e would be delayed. The satellite is expected to arrive at its 60°E orbital location for in-orbit testing late this year, and is currently scheduled to enter into service in the first quarter of 2017. The Intelsat 33e antennas and reflectors have been deployed; there is no evidence of any impact to the communications payload.

The company has three satellite launches scheduled for 2017: Intelsat 32e, an Intelsat EpicNG Ku-band payload in the first quarter of 2017; Intelsat 35e in the second quarter of 2017, providing that there are no changes to SpaceX’s launch manifest as a result of its recent anomaly; and Intelsat 37e in the fourth quarter of 2017.

Contracted Backlog

At September 30, 2016, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.9 billion, as compared to $9.2 billion at June 30, 2016.

Capital Structure Updates and Debt Transactions

In September 2016, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), completed a debt exchange receiving $141.4 million aggregate principal amount of Intelsat Jackson’s 6 5/8% Senior Notes due 2022 (“2022 Jackson Notes”) in exchange for $99.7 million aggregate principal amount of newly issued Intelsat Jackson 8% Senior Secured Notes due 2024 and $17.0 million in cash. In connection with this exchange, Intelsat Jackson also received a consent from holders of $141.5 million aggregate principal amount of 2022 Jackson Notes in exchange for $9.2 million in cash to amend the indenture governing the 2022 Jackson Notes, among other things to: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Jackson Notes, and (ii) waive any defaults or events of default potentially existing under the indenture governing the 2022 Jackson Notes as of September 12, 2016.

Financial Results for the Three Months Ended September 30, 2016

On-Network revenue generally includes revenue from any services delivered via our satellite or ground network. Off-Network and Other Revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported a decline of $40.3 million, or 8 percent, to $493.3 million as compared to the three months ended September 30, 2015:

•	Transponder services reported an aggregate decrease of $32.5 million, primarily due to a $36.3 million decrease in revenue from network services customers, partially offset by a $4.2 million increase from media customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for enterprise and wireless infrastructure services, together with reduced volumes from non-renewals of point-to-point connectivity, which is shifting to fiber alternatives. The media increase resulted primarily from growth in direct-to-home television services in the Latin America and Caribbean region, partially offset by declines in the Asia-Pacific and North America regions. Our sector is undergoing a period of increased supply across all regions; the resulting competitive environment is causing pricing pressure in certain regions and applications, primarily with respect to our network services business, and we expect this to continue to impact our business negatively in the near to mid-term.

•	Managed services reported an aggregate increase of $1.7 million, largely due to an increase of $12.2 million in revenue from network services customers for broadband services for air and maritime mobility applications and for services from government customers, partially offset by declines of $6.5 million in revenues primarily from network services customers for point-to-point trunking applications, which are switching to fiber alternatives and $2.1 million from media customers for occasional video solutions.

•	Channel reported an aggregate decrease of $9.5 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable. This legacy product is no longer actively marketed to our customers.

Total Off-Network and Other Revenues reported an aggregate increase of $2.1 million, or 5 percent, to $49.4 million as compared to the three months ended September 30, 2015:

•	Transponder, MSS and other off-network services reported an aggregate increase of $1.7 million, primarily due to increases in services for government applications, largely related to sales of customer premises equipment, partially offset by lower revenue from third-party transponder services.

•	Satellite-related services reported an aggregate increase of $0.5 million, primarily due to increased revenue from support for third-party satellites and other services.

For the three months ended September 30, 2016, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $10.5 million, or 14 percent, to $88.5 million, as compared to the three months ended September 30, 2015. This reflects an increase of $4.6 million largely due to higher costs of sales for customer premises equipment primarily in support of the company’s government business, a $1.5 million increase in staff-related expenses and a $1.4 million increase in satellite-related insurance costs due to recent launches.

Selling, general and administrative expenses increased by $12.4 million, or 27 percent, to $58.9 million, as compared to the three months ended September 30, 2015. This was primarily due to an increase of $7.9 million in bad debt expense largely related to a limited number of customers in the Latin America and Caribbean region, and an increase of $3.0 million in professional fees primarily related to the company’s liability management initiatives.

Depreciation and amortization expense increased by $3.5 million, or 2 percent, to $174.9 million, as compared to the three months ended September 30, 2015, primarily related to an increase of $16.8 million in depreciation expense due to the impact of satellites placed in service. The increase was partially offset by a net decrease of $10.5 million in depreciation expense due to the timing of certain satellites and ground equipment becoming fully depreciated, and a decrease of $2.9 million in amortization expense primarily due to changes in the pattern of consumption of amortizable intangible assets, as these assets mainly include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $22.3 million, or 10 percent, to $243.0 million for the three months ended September 30, 2016, as compared to the three months ended September 30, 2015. The increase was principally due to a net increase of $21.9 million in interest expense primarily resulting from the issuance of new debt in 2016, portions of the proceeds of which (a) are currently expected to be used for liquidity purposes in lieu of a revolving credit facility, and (b) may be used for repayment or redemption of other debt of the Company and its subsidiaries; and a net increase of $1.6 million from lower capitalized interest for the three months ended September 30, 2016, primarily resulting from decreased levels of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $6.7 million for the three months ended September 30, 2016, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on early extinguishment of debt was $219.6 million for the three months ended September 30, 2016 with no comparable gain or loss for the three months ended September 30, 2015. In the third quarter of 2016, Intelsat Jackson repurchased $673.5 million in aggregate principal amount of the 2022 Jackson Notes. The gain of $219.6 million, consisted of the difference between the carrying value of the debt repurchased and the total cash amount paid (including related fees), together with a write-off of unamortized debt premium and unamortized debt issuance costs.

Other income (expense), net was $0.3 million for the three months ended September 30, 2016, as compared to other expense, net of $4.4 million for the three months ended September 30, 2015. The difference of $4.7 million was primarily due to a $4.5 million decrease in expenses mainly related to our business conducted in Brazilian reais.

Provision for (benefit from) income taxes was $0.7 million for the three months ended September 30, 2016, as compared to an income tax benefit of $19.2 million for the three months ended September 30, 2015. The difference was principally due to the recognition of previously unrecognized tax benefits related to our U.S. subsidiaries in the three months ended September 30, 2015. Cash paid for income taxes, net of refunds, totaled $3.9 million for the three months ended September 30, 2016, as compared to $3.1 million for the three months ended September 30, 2015.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net income attributable to Intelsat S.A. was $195.6 million for the three months ended September 30, 2016, compared to $78.0 million for the same period in 2015.

Net income per diluted common share attributable to Intelsat S.A. was $1.65 for the three months ended September 30, 2016, compared to $0.66 per diluted common share for the same period in 2015.

EBITDA was $395.6 million for the three months ended September 30, 2016, compared to $452.0 million for the same period in 2015.

Adjusted EBITDA was $404.9 million for the three months ended September 30, 2016, or 75 percent of revenue, compared to $458.1 million, or 79 percent of revenue, for the same period in 2015.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2016
Network Services	$263,111	45%	$222,302	41%
Media	216,618	37%	216,637	40%
Government	94,704	16%	96,825	18%
Other	6,414	1%	6,963	1%

	$580,847	100%	$542,727	100%

By Service Type

	Three Months Ended September 30, 2015		Three Months Ended September 30, 2016
On-Network Revenues
Transponder services	$420,855	72%	$388,372	72%
Managed services	101,295	17%	103,034	19%
Channel services	11,386	2%	1,873	0%

Total on-network revenues	533,536	92%	493,279	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	37,694	6%	39,365	7%
Satellite-related services	9,617	2%	10,083	2%

Total off-network and other revenues	47,311	8%	49,448	9%

Total	$580,847	100%	$542,727	100%

Free Cash Flow From (Used in) Operations

Free cash flow from operations1 was $33.1 million for the three months ended September 30, 2016. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment from investing activities and payments for satellites from financing activities during the three months ended September 30, 2016 were $202.8 million and $18.3 million, respectively.

Financial Outlook 2016

Today, Intelsat reaffirmed, in all material respects, its 2016 financial outlook previously provided in guidance issued on February 22, 2016, in which the company expects the following:

Revenue: Intelsat forecasts full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2016 to be in a range of $1.625 billion to $1.675 billion.

Capital Expenditures: Intelsat issued its 2016 capital expenditure guidance for the three calendar years 2016 through 2018 (the “Guidance Period”).

We expect the following capital expenditures ranges, all of which are consistent with prior guidance:

•	2016: $725 million to $800 million;

•	2017: $625 million to $700 million; and

•	2018: $425 million to $525 million.

Capital expenditure guidance for 2016 through 2018 assumes investment in three satellites in the manufacturing and design or recently launched phases during the Guidance Period. In addition, we are developing capacity on three other satellites for which we do not incur capital expenditures. This includes custom payloads being built for us on two third-party satellites, as well as our Horizons 3e joint venture, which is building a satellite for the Asia-Pacific region. Following Intelsat 36’s successful entry into service in October 2016 and the expectation of Intelsat 33e entering into service in the first quarter of 2017, we plan to launch two satellites in 2017 and one satellite in 2018, and will continue work on the three remaining satellites for which construction will extend beyond the Guidance Period.

We are scheduled to launch two more of our new Intelsat EpicNG high throughput satellites during the Guidance Period, as well as our Intelsat 32e payload and the Horizons 3e satellite, thereby increasing our total transmission capacity. Over the course of the Guidance Period, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 10 percent as a result of the satellites entering service during the Guidance Period.

Our capital expenditures guidance includes capitalized interest.

Cash Taxes: Annual 2016 cash taxes are expected to total approximately $30 million to $35 million.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q3 2016 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. EDT on Thursday, October 27, 2016 to discuss the company’s financial results for the quarter ended September 30, 2016. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 85567545.

Participants will have access to a replay of the conference call through November 3, 2016. The replay number for North America is +1 855-859-2056, and for all other locations it is +1 404-537-3406. The participant pass code for the replay is is 85567545.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations;

possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Revenue	$580,847	$542,727
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	77,936	88,460
Selling, general and administrative	46,503	58,948
Depreciation and amortization	171,409	174,909

Total operating expenses	295,848	322,317

Income from operations	284,999	220,410
Interest expense, net	220,774	243,039
Gain on early extinguishment of debt	—	219,560
Other income (expense), net	(4,407)	324

Income before income taxes	59,818	197,255
Provision for (benefit from) income taxes	(19,149)	650

Net income	78,967	196,605
Net income attributable to noncontrolling interest	(985)	(983)

Net income attributable to Intelsat S.A.	$77,982	$195,622

Net income per common share attributable to Intelsat S.A.:
Basic	$0.73	$1.66
Diluted	$0.66	$1.65

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Net income	$78,967	$196,605
Add (Subtract):
Interest expense, net	220,774	243,039
Gain on early extinguishment of debt	—	(219,560)
Provision for (benefit from) income taxes	(19,149)	650
Depreciation and amortization	171,409	174,909

EBITDA	$452,001	$395,643

EBITDA Margin	78%	73%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Net income	$78,967	$196,605

Add (Subtract):
Interest expense, net	220,774	243,039
Gain on early extinguishment of debt	—	(219,560)
Provision for (benefit from) income taxes	(19,149)	650
Depreciation and amortization	171,409	174,909

EBITDA	452,001	395,643

Add (Subtract):
Compensation and benefits	6,144	4,855
Non-recurring and other non-cash items	(30)	4,375

Adjusted EBITDA	$458,115	$404,873

Adjusted EBITDA Margin	79%	75%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2015	As of September 30, 2016
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$171,541	$957,867
Receivables, net of allowance of $37,178 in 2015 and $58,243 in 2016	232,775	214,552
Prepaid expenses and other current assets	35,784	54,574

Total current assets	440,100	1,226,993
Satellites and other property and equipment, net	5,988,317	6,189,165
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	440,330	403,961
Other assets	311,316	348,054

Total assets	$12,253,590	$13,241,700

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$164,381	$137,240
Taxes payable	11,742	15,581
Employee related liabilities	35,361	41,611
Accrued interest payable	161,493	300,833
Deferred satellite performance incentives	19,411	23,734
Deferred revenue	108,779	143,384
Other current liabilities	63,275	53,290

Total current liabilities	564,442	715,673
Long-term debt, net of current portion	14,611,379	15,144,501
Deferred satellite performance incentives, net of current portion	162,177	215,103
Deferred revenue, net of current portion	1,010,242	939,985
Deferred income taxes	160,802	164,580
Accrued retirement benefits	195,385	188,237
Other long-term liabilities	169,516	150,717
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,076	1,178
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	—
Paid-in capital	2,133,891	2,151,718
Accumulated deficit	(6,706,128)	(6,378,751)
Accumulated other comprehensive loss	(78,439)	(76,620)

Total Intelsat S.A. shareholders’ deficit	(4,649,565)	(4,302,475)
Noncontrolling interest	29,212	25,379

Total liabilities and shareholders’ deficit	$12,253,590	$13,241,700

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Cash flows from operating activities:
Net income	$78,967	$196,605
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,409	174,909
Provision for doubtful accounts	1,648	9,553
Foreign currency transaction (gain) loss	6,663	(501)
Share-based compensation	6,026	4,855
Deferred income taxes	(5,766)	(4,972)
Amortization of discount, premium, issuance costs and related costs	5,057	6,722
Gain on early extinguishment of debt	—	(212,724)
Unrealized gains on derivative financial instruments	(6,033)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,287	840
Other non-cash items	(157)	844
Changes in operating assets and liabilities:
Receivables	(12,461)	14,116
Prepaid expenses and other assets	(296)	(9,840)
Accounts payable and accrued liabilities	(327)	(4,178)
Accrued interest payable	149,924	118,093
Deferred revenue	44,174	(32,109)
Accrued retirement benefits	(1,632)	(2,496)
Other long-term liabilities	(31,230)	(5,412)

Net cash provided by operating activities	407,253	254,305

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(152,130)	(202,837)
Capital contributions to unconsolidated affiliates	—	(5,490)
Other investing activities	3	(401)

Net cash used in investing activities	(152,127)	(208,728)

Cash flows from financing activities:
Proceeds from drawdown of long-term debt	130,000	—
Repayments of long-term debt	(155,000)	—
Debt issuance costs	—	(756)
Payments on tender, debt exchange and consent	—	(34,009)
Dividends paid to preferred shareholders	(2,480)	—
Payments for satellites	—	(18,333)
Principal payments on deferred satellite performance incentives	(3,830)	(4,190)
Dividends paid to noncontrolling interest	(2,240)	(2,210)
Other financing activities	(1,543)	1,942

Net cash used in financing activities	(35,093)	(57,556)

Effect of exchange rate changes on cash and cash equivalents	(6,663)	281

Net change in cash and cash equivalents	213,370	(11,698)
Cash and cash equivalents, beginning of period	114,404	969,565

Cash and cash equivalents, end of period	$327,774	$957,867

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$71,797	$120,778
Income taxes paid, net of refunds	3,130	3,858
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$(19,617)	$(50,987)
Capitalization of deferred satellite performance incentives	—	38,309
Supplemental disclosure of non-cash financing activities:
Restricted cash used	$—	$(480,200)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended September 30,	Three Months Ended September 30,
	2015	2016
Net cash provided by operating activities	$407,253	$254,305
Payments for satellites and other property and equipment (including capitalized interest)	(152,130)	(202,837)
Payments for satellites from financing activities	—	(18,333)

Free cash flow from operations	$255,123	$33,135

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and payment for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.